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Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.
Name of company

        Imperial Tobacco Group PLC

2.
Name of director

        Mr Simon P Duffy

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

        Holding by Director in 2 above

4.
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

        Henderson Nominees Limited PEP's Account

5.
Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

        N/A

6.
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a)
General Discretionary PEP—Dividend reinvestment

b)
Single Company Discretionary PEP—Dividend reinvestment

7.
Number of shares/amount of stock acquired

a)
54

b)
26

8.
Percentage of issued class

0.00001

9.
Number of shares/amount of stock disposed

N/A

10.
Percentage of issued class

N/A

11.
Class of security

Ordinary shares of 10p each

12.
Price per share

£11.3088

13.
Date of transaction

26 February 2004

14.
Date company informed

27 February 2004

15.
Total holding following this notification

7,549

16.
Total percentage holding of issued class following this notification

0.001

If a director has been granted options by the company please complete the following boxes

17.
Date of grant

N/A

18.
Period during which or date on which exercisable

N/A

19.
Total amount paid (if any) for grant of the option

N/A

20.
Description of shares or debentures involved: class, number

N/A

21.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22.
Total number of shares or debentures over which options held following this notification
N/A

23.
Any additional information

N/A

24.
Name of contact and telephone number for queries

        T M Williams, Assistant Company Secretary, 0117 963 6636

25.
Name and signature of authorised company official responsible for making this notification

T M Williams, Assistant Company Secretary

Date of Notification 27 February 2004

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  Exhibit 99.5
SCHEDULE 11